EXHIBIT 12.1

Kronos International, Inc. and Subsidiaries

Statements of Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(In millions, except ratios)

	Years ended December 31,
	2007	2008	2009	2010	2011

Fixed charges:
Total interest expense	$37.8	$40.7	$40.2	$38.0	$32.4
Interest component of rent expense(1)	3.1	3.4	3.0	2.9	3.7

Total fixed charges	40.9	44.1	43.2	40.9	36.1

Adjustments:
Income before income taxes	63.5	22.7	(73.8)	74.3	355.4
Amortization of capitalized interest	.4	.3	.4	.5	.4

Total adjustments	63.9	23.0	(73.4)	74.8	355.8

Total earnings available for fixed charges	$104.8	$67.1	$(30.2)	$115.7	$391.9

Ratio of earnings to combined fixed charges (2)	2.6	1.5	—	2.8	10.9

(1)	The interest expense component of rental expense is calculated as one-third of the aggregate rent expense for each year, which is a reasonable approximation of the interest factor.
(2)	Computed as (y) total earnings available for fixed charges to (z) total fixed charges. Total earnings available for fixed charges were insufficient to cover fixed charges for the year ended December 31, 2009 by $73.4 million. As a result, the ratio of earnings to combined fixed charges is not meaningful for 2009.